Exhibit 99.1

Amira Nature Foods Ltd Announces Leadership Changes

Amira Nature Foods Ltd Announces Bruce C. Wacha and Nathalie Dauriac as Directors and Varun Sethi as its new Chief Financial Officer

DUBAI, United Arab Emirates – August 11, 2017 – Amira Nature Foods Ltd (the “Company;” “Amira”, “us”, “we” or “our” NYSE: ANFI), a leading global provider of branded, packaged Indian specialty rice, today announced the appointment of Nathalie Dauriac as an independent director of the Company and Varun Sethi as the new Chief Financial Officer. Bruce Wacha will step down as Chief Financial Officer effective August 21, 2017 upon effectiveness of Varun Sethi’s appointment and will continue to serve as a director of the Company. There was no dispute or disagreement between Mr. Wacha and the Company on any matter relating to the Company’s accounting practices, financial statements.

“On behalf of the Company, I want to welcome Nathalie Dauriac and Varun Sethi to the Amira team and thank Bruce Wacha for his contributions to Amira’s success” said Karan A. Chanana, Amira’s President and Chief Executive Officer.

Mr. Wacha added, “I would like to thank Karan and the rest of the Amira team for providing me the opportunity to serve as the Company’s Chief Financial Officer and I wish them continued success going forward. I look forward to continuing to serve as a director and participating in Amira’s future success.”

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global manufacturer, marketer and distributor of branded packaged specialty rice and other related food products, with sales across five continents around the world. The Company generates the majority of its revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. It sells its products under its flagship Amira brand, as well as other Company owned brands and third party brands. The Company expanded its product offerings in recent years to include other value-add categories such as edible oils and organics. The Company also sells other products such as wheat, barley, legumes and other produce to large institutional customers. The Company’s fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly listed, globally focused packaged food company with a global leadership position in the high growth Basmati rice sector. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.”

For more information, please visit www.amira.net

Safe Harbor for Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

-	our goals and strategies;
-	our operations and expansion plans;
-	our future business development, results of operations, financial condition and financial statements;
-	our ability to protect our intellectual property rights;
-	projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;
-	our ability to maintain strong relationships with our customers and suppliers;
-	governmental policies regarding our industry; and
-	the impact of legal proceedings.

       You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in Amira’s Annual Reports found on the SEC’s website located at www.sec.gov. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

For Investor Inquiries:

ICR Inc. Katie Turner

Managing Director

685 Third Avenue, 2nd Floor

New York, NY 10017

Email: Katie.turner@icrinc.com

Telephone: 646-277-1228